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RECEIVED
2009 FEB 19 A 11:24

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Citigate
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To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	001 202 772 9207
From	Catriona Cockburn
Return fax	+44 20 7282 2811
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"
Date	11/02/09
No. of pages including this one	3

SUPPL

[redacted]

09045370

Please find attached the following Erste Bank release:

Erste Group provides update on performance - closes profitable 2008 with 19% operating profit growth

PROCESSED
MAR 02 2009 E
THOMSON REUTERS

2/19

ERSTE

ERSTE GROUP

INVESTOR INFORMATION Vienna, 10 February 2009

Erste Group provides update on performance - closes profitable 2008 with 19% operating profit growth

Following a meeting of the Management Board today, Erste Group Bank AG announces key highlights of the 2008 preliminary results, ahead of the full presentation on 27th February 2009.

- **Erste Group reports continued solid improvement in operating profit: up more than 19% vs 2007, underscoring the strength of its retail banking business model in Austria and Central and Eastern Europe**
- **Net profit for the year 2008 - including the positive impact of the sale of the insurance business and the negative revaluation of certain financial assets as a result of the continued difficult market conditions, particularly in December 2008 – exceeds EUR 1.3 billion; however:**
    - the management board has taken the decision to assign the proceeds from the sale of the insurance business to the full write-down of intangibles related to the Ukrainian and Serbian operations and to the partial write-down of intangibles in Romania, amounting to a total of approx EUR 570 million (pre-tax); and
    - in view of the deterioration in the macroeconomic environment over recent months, Erste Group has proactively decided to bolster risk provisions in all of its geographies, resulting in risk costs in relation to average customer loans of close to 90bps for the year 2008; as a result,
    - clean net profit is expected to total EUR 860 million for the year 2008
- **Including all of the above measures and prior to the announced issuance of participation capital the Group's Tier 1 ratio is expected to reach 7.2% at YE 2008**

Erste Group continues to be convinced that the longer term outlook for superior growth opportunities in its region remains unchanged. However, following a thorough review of activities across its operating region the Group's management has taken the decision to adjust the business plans for 2009 to 2011 to reflect the expected impact of the worldwide economic slowdown on Austria and the CEE region in the near term.

Thus, the proceeds from the sale of the insurance business in early 2008 have been assigned to the full write-down of goodwill acquired in respect of operations in Ukraine and Serbia (EUR 87 million) as well as a partial write-down for the Romanian business (EUR 480 million). Including the additional reduction of goodwill and customer relationship value due to the sale of the insurance business (EUR 112 million) and the linear depreciation of customer relationships (EUR 69 million), as well as the effects from currency depreciation which have no P&L impact (EUR 370 million) the total intangible assets for BCR will decline by more than EUR 1 billion to EUR 2.7 billion as at YE 2008.

In the full year 2008 operating revenues improved by almost 14% to EUR 7 billion while – supported by a cost reduction of nearly 10% in Q4 2008 - operating costs increased by less than 10% (to EUR 4bn) for the FY 2008 - substantially better than forecast. This very positive performance is reflected in the

ERSTE GROUP

expected above 19% operating profit growth, substantially exceeding the previously stated 15% target, and will result in a operating result of EUR 3 billion for the full year 2008.

The proactive decision to bolster risk provisions in 2008 again reflects the deterioration in the macroeconomic environment over recent months and the consequent expectation for a rise in NPLs across all business segments. Additional provisions have been made in all geographies, including Austria and the savings banks, in accordance with Erste Group's conservative approach to risk management.

The total negative P&L result from financial assets is expected to amount to nearly EUR 570 million pre-tax in 2008 including, as previously announced, a write-off for exposures to Icelandic Banks (booked in Q4 2008) and to Lehman Brothers. Also included are, revaluations of the ABS/CDO portfolio, which amounted to almost EUR 160 million for the full year 2008. As guided no impairments were recorded in this portfolio in 2008.

Despite these extraordinary effects, Erste Group expects to report a clean full year net profit for 2008 of EUR 860m, underlining the solid, sustainable earnings capability of the retail-focused operating model.

Commenting on the Group's performance, Andreas Treichl, CEO of Erste Group said: "Against the backdrop of an exceptionally difficult fourth quarter, these initial results underline the solid foundation on which the Erste Group is based. We are well-funded and profitable, and with the steps we have taken to further tighten our risk management and reduce costs, together with our dedication and commitment to providing an unrivalled service to our over 16 million customers, we believe that Erste Group is well positioned to withstand whatever new challenges 2009 may bring."

Erste Group Bank AG will publish its detailed results according to IFRS on Friday 27 February 2009.

Please note that the information contained in this release is based on preliminary, unaudited figures.

For more information, please contact:
Erste Group, Investor Relations, Graben 21, 1010 Vienna, Austria, Fax: +43 (0) 5 0100 9 13112

Gabriele Werzer,	Tel. +43 (0) 5 0100 Ext. 11286,	E-mail: gabriele.werzer@erstegroup.com
Thomas Sommerauer,	Tel. +43 (0) 5 0100 Ext. 17326,	E-mail: thomas.sommerauer@erstegroup.com
Peter Makray,	Tel. +43 (0) 5 0100 Ext. 16878,	E-mail: peter.makray@erstegroup.com

This release is also available on our website at http://www.erstegroup.com/investorrelations in the news section.

Erste Group is one of the leading financial providers in Central and Eastern Europe with its more than 54,000 employees. Erste Group serves over 16 million clients in more than branches in 8 countries (Austria, Czech Republic, Slovakia, Romania, Hungary, Croatia, Serbia, Ukraine).

END